

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
Libanon Business Park
1 Hospital Road (off Cedar Avenue)
Libanon, Westonaria, 1779
South Africa

> **Re:** **Sibanye Gold Limited**
> **Registration Statement on Form 20-FR**
> **Filed January 15, 2013**
> **File No. 001-35785**

Dear Mr. Keyter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. You state in the "Title of Each Class" column that each of your American Depositary Shares will represent one of your ordinary shares. However, throughout the prospectus you indicate that your ADSs will each represent four ordinary shares (see, for example, pages 158, 165 and 175). Please clarify.

<u>Compensation of Directors and Senior Management, page 147</u>

2.  Please revise the compensation disclosure as of the most recent fiscal year, ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters.  Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments.  Please contact Ronald E. Alper, Staff Attorney at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Thomas B. Shropshire, Jr.